Exhibit 99.2

Consolidated financial statements

Consolidated financial statements

CONSOLIDATED INCOME STATEMENTS

FOR THE PERIOD ENDED MARCH 31 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE	2022	2021

Operating revenues	3	5,850	5,706

Operating costs	3, 5	(3,266)	(3,277)

Severance, acquisition and other costs	6	(13)	(89)

Depreciation		(891)	(895)

Amortization		(260)	(238)

Finance costs

Interest expense		(260)	(267)

Net return (interest) on post-employment benefit plans	10	18	(5)

Impairment of assets		(2)	(3)

Other income	7	93	8

Income taxes		(335)	(253)

Net earnings		934	687

Net earnings attributable to:

Common shareholders		877	642

Preferred shareholders		34	32

Non-controlling interest		23	13

Net earnings		934	687

Net earnings per common share – basic and diluted	8	0.96	0.71

Weighted average number of common shares outstanding – basic (millions)		910.1	904.5

38  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

Consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIOD ENDED MARCH 31 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2022	2021

Net earnings		934	687

Other comprehensive income, net of income taxes

Items that will be subsequently reclassified to net earnings

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($55) million and ($24) million for the three months ended March 31, 2022 and 2021, respectively		148	65

Items that will not be reclassified to net earnings

Actuarial gains on post-employment benefit plans, net of income taxes of ($235) million and ($420) million for the three months ended March 31, 2022 and 2021, respectively (1)	10	644	1,145

Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for the three months ended March 31, 2022 and 2021, respectively		1	(3)

Net change in value of derivatives designated as cash flow hedges, net of income taxes of $3 million and $2 million for the three months ended March 31, 2022 and 2021, respectively		(8)	(6)

Other comprehensive income		785	1,201

Total comprehensive income		1,719	1,888

Total comprehensive income attributable to:

Common shareholders		1,662	1,843

Preferred shareholders		34	32

Non-controlling interest		23	13

Total comprehensive income		1,719	1,888

(1)

The discount rate used to value our post-employment benefit obligations at March 31, 2022 was 4.3% compared to 3.2% at December 31, 2021. The discount rate used to value our post-employment benefit obligations at March 31, 2021 was 3.4% compared to 2.6% at December 31, 2020.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  39

Consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	MARCH 31, 2022	DECEMBER 31, 2021

ASSETS

Current assets

Cash		104	207

Trade and other receivables		3,549	3,949

Inventory		567	482

Contract assets		386	414

Contract costs		564	507

Prepaid expenses		375	254

Other current assets		271	335

Assets held for sale	7	–	50

Total current assets		5,816	6,198

Non-current assets

Contract assets		247	251

Contract costs		365	387

Property, plant and equipment		28,108	28,235

Intangible assets		15,825	15,570

Deferred tax assets		108	105

Investments in associates and joint ventures		654	668

Post-employment benefit assets	10	4,110	3,472

Other non-current assets		1,378	1,306

Goodwill	4	10,724	10,572

Total non-current assets		61,519	60,566

Total assets		67,335	66,764

LIABILITIES

Current liabilities

Trade payables and other liabilities		3,841	4,455

Contract liabilities		838	799

Interest payable		162	247

Dividends payable		854	811

Current tax liabilities		189	141

Debt due within one year	9	3,082	2,625

Liabilities held for sale	7	–	35

Total current liabilities		8,966	9,113

Non-current liabilities

Contract liabilities		244	246

Long-term debt	9	26,877	27,048

Deferred tax liabilities		5,065	4,679

Post-employment benefit obligations	10	1,464	1,734

Other non-current liabilities		934	1,003

Total non-current liabilities		34,584	34,710

Total liabilities		43,550	43,823

Commitments	14

EQUITY

Equity attributable to BCE shareholders

Preferred shares	12	3,885	4,003

Common shares		20,830	20,662

Contributed surplus	12	1,137	1,157

Accumulated other comprehensive income		355	213

Deficit		(2,740)	(3,400)

Total equity attributable to BCE shareholders		23,467	22,635

Non-controlling interest		318	306

Total equity		23,785	22,941

Total liabilities and equity		67,335	66,764

40  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

Consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED MARCH 31, 2022 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2021		4,003	20,662	1,157	213	(3,400)	22,635	306	22,941

Net earnings		–	–	–	–	911	911	23	934

Other comprehensive income		–	–	–	142	643	785	–	785

Total comprehensive income		–	–	–	142	1,554	1,696	23	1,719

Common shares issued under employee stock option plan		–	168	(6)	–	–	162	–	162

Other share-based compensation		–	–	(17)	–	(21)	(38)	–	(38)

Repurchase of preferred shares	12	(118)	–	3	–	–	(115)	–	(115)

Dividends declared on BCE common and preferred shares		–	–	–	–	(873)	(873)	–	(873)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(11)	(11)

Balance at March 31, 2022		3,885	20,830	1,137	355	(2,740)	23,467	318	23,785

		ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED MARCH 31, 2021 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)		PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2020		4,003	20,390	1,174	103	(4,681)	20,989	340	21,329

Net earnings		–	–	–	–	674	674	13	687

Other comprehensive income		–	–	–	56	1,145	1,201	–	1,201

Total comprehensive income		–	–	–	56	1,819	1,875	13	1,888

Common shares issued under employee stock option plan		–	10	(1)	–	–	9	–	9

Other share-based compensation		–	–	(19)	–	(8)	(27)	–	(27)

Dividends declared on BCE common and preferred shares		–	–	–	–	(823)	(823)	–	(823)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(13)	(13)

Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	4	–	4	–	4

Other		–	–	–	–	–	–	(1)	(1)

Balance at March 31, 2021		4,003	20,400	1,154	163	(3,693)	22,027	339	22,366

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  41

Consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED MARCH 31 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2022	2021

Cash flows from operating activities

Net earnings		934	687

Adjustments to reconcile net earnings to cash flows from operating activities

Severance, acquisition and other costs	6	13	89

Depreciation and amortization		1,151	1,133

Post-employment benefit plans cost	10	51	79

Net interest expense		258	263

Impairment of assets		2	3

Gains on investments	7	(37)	–

Income taxes		335	253

Contributions to post-employment benefit plans		(79)	(79)

Payments under other post-employment benefit plans		(15)	(15)

Severance and other costs paid		(28)	(43)

Interest paid		(373)	(306)

Income taxes paid (net of refunds)		(116)	(109)

Acquisition and other costs paid		(3)	(4)

Change in contract assets		32	144

Change in wireless device financing plan receivables		59	(91)

Net change in operating assets and liabilities		(468)	(12)

Cash flows from operating activities		1,716	1,992

Cash flows used in investing activities

Capital expenditures		(952)	(1,012)

Business acquisitions	4	(139)	–

Business dispositions	7	52	–

Other investing activities		(9)	(21)

Cash flows used in investing activities		(1,048)	(1,033)

Cash flows (used in) from financing activities

Increase (decrease) in notes payable		469	(357)

Decrease in securitized trade receivables		–	(13)

Issue of long-term debt	9	945	2,915

Repayment of long-term debt	9	(1,258)	(226)

Issue of common shares		161	10

Purchase of shares for settlement of share-based payments		(106)	(91)

Repurchase of preferred shares	12	(115)	–

Cash dividends paid on common shares		(795)	(753)

Cash dividends paid on preferred shares		(33)	(31)

Cash dividends paid by subsidiaries to non-controlling interest		(11)	(13)

Other financing activities		(28)	(17)

Cash flows (used in) from financing activities		(771)	1,424

Net (decrease) increase in cash		(103)	1,683

Cash at beginning of period		207	224

Cash at end of period		104	1,907

Net increase in cash equivalents		–	700

Cash equivalents at beginning of period		–	–

Cash equivalents at end of period		–	700

42  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2021 annual consolidated financial statements, approved by BCE’s board of directors on March 3, 2022.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1 | Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home advertising services to customers in Canada.

Note 2 | Basis of presentation and significant accounting policies

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on May 4, 2022. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2021, except as noted below.

These financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

ADOPTION OF AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2022, we adopted the following amendments to accounting standards issued by the IASB.

STANDARD	DESCRIPTION	IMPACT

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	These amendments did not have a significant impact on our financial statements.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amendments and clarification to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows)	In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.	We are currently assessing the impact of this IFRIC agenda decision on our financial statements.	As permitted by the IASB, application of this IFRIC agenda decision is expected in the second quarter of 2022.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  43

Notes to consolidated financial statements

Note 3 | Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

The following tables present financial information by segment for the three month periods ended March 31, 2022 and 2021.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE

Operating revenues

External service revenues		1,635	2,801	741	–	5,177

Inter-segment service revenues		11	102	84	(197)	–

Operating service revenues		1,646	2,903	825	(197)	5,177

External product revenues		563	110	–	–	673

Inter-segment product revenues		1	–	–	(1)	–

Operating product revenues		564	110	–	(1)	673

Total external revenues		2,198	2,911	741	–	5,850

Total inter-segment revenues		12	102	84	(198)	–

Total operating revenues		2,210	3,013	825	(198)	5,850

Operating costs	5	(1,201)	(1,646)	(617)	198	(3,266)

Adjusted EBITDA (1)		1,009	1,367	208	–	2,584

Severance, acquisition and other costs	6					(13)

Depreciation and amortization						(1,151)

Finance costs

Interest expense						(260)

Net return on post-employment benefit plans	10					18

Impairment of assets						(2)

Other income	7					93

Income taxes						(335)

Net earnings						934
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE

Operating revenues

External service revenues		1,503	2,842	623	–	4,968

Inter-segment service revenues		11	85	90	(186)	–

Operating service revenues		1,514	2,927	713	(186)	4,968

External product revenues		584	154	–	–	738

Inter-segment product revenues		2	–	–	(2)	–

Operating product revenues		586	154	–	(2)	738

Total external revenues		2,087	2,996	623	–	5,706

Total inter-segment revenues		13	85	90	(188)	–

Total operating revenues		2,100	3,081	713	(188)	5,706

Operating costs	5	(1,177)	(1,718)	(570)	188	(3,277)

Adjusted EBITDA (1)		923	1,363	143	–	2,429

Severance, acquisition and other costs	6					(89)

Depreciation and amortization						(1,133)

Finance costs

Interest expense						(267)

Net interest on post-employment benefit plans	10					(5)

Impairment of assets						(3)

Other income	7					8

Income taxes						(253)

Net earnings						687

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

44  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

REVENUES BY SERVICES AND PRODUCTS

FOR THE PERIOD ENDED MARCH 31	2022	2021

Services (1)

Wireless	1,635	1,503

Wireline data	1,953	1,965

Wireline voice	771	803

Media	741	623

Other wireline services	77	74

Total services	5,177	4,968

Products (2)

Wireless	563	584

Wireline data	99	144

Wireline equipment and other	11	10

Total products	673	738

Total operating revenues	5,850	5,706

(1)	Our service revenues are generally recognized over time.

(2)	Our product revenues are generally recognized at a point in time.

Note 4 | Business acquisition

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and television services to consumers and businesses in Québec and parts of Ontario for a total cash consideration of $153 million ($139 million net of cash acquired). The acquisition of EBOX and other related companies is expected to accelerate growth in Bell’s residential and small business customers. The results of the acquired companies are included in our Bell Wireline segment.

The allocation of the purchase price includes provisional estimates and has been primarily allocated to goodwill. Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes.

The transaction did not have a significant impact on our consolidated operating revenues and net earnings for the three months ended March 31, 2022.

Note 5 | Operating costs

FOR THE PERIOD ENDED MARCH 31	NOTE	2022	2021

Labour costs

Wages, salaries and related taxes and benefits (1)		(1,040)	(1,033)

Post-employment benefit plans service cost (net of capitalized amounts)	10	(69)	(74)

Other labour costs (1) (2)		(237)	(246)

Less:

Capitalized labour		260	255

Total labour costs		(1,086)	(1,098)

Cost of revenues (1) (3)		(1,728)	(1,740)

Other operating costs (1) (4)		(452)	(439)

Total operating costs		(3,266)	(3,277)

(1)	We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.

(2)	Other labour costs include contractor and outsourcing costs.

(3)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(4)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

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Notes to consolidated financial statements

Note 6 | Severance, acquisition and other costs

FOR THE PERIOD ENDED MARCH 31	2022	2021

Severance	(18)	(97)

Acquisition and other	5	8

Total severance, acquisition and other costs	(13)	(89)

SEVERANCE COSTS

Severance costs consist of charges related to involuntary and voluntary employee terminations.

ACQUISITION AND OTHER COSTS

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

Note 7 | Other income

FOR THE PERIOD ENDED MARCH 31	NOTE	2022	2021

Net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans		75	60

Gains on investments		37	–

Early debt redemption costs	9	(18)	(53)

Equity losses from investments in associates and joint ventures

Operations		(9)	(13)

Losses on retirements and disposals of property, plant and equipment and intangible assets		(6)	(5)

Other		14	19

Total other income		93	8

GAINS ON INVESTMENTS

On March 1, 2022, we completed the previously announced sale of our wholly-owned subsidiary 6362222 Canada Inc. (Createch), for cash proceeds of $53 million. As a result, we recorded a gain on sale of $36 million (before tax expense of $2 million).

Our results for the three months ended March 31, 2022 and 2021 included $10 million and $17 million of revenue and net earnings of nil, respectively, related to the assets held for sale.

Note 8 | Earnings per share

The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

FOR THE PERIOD ENDED MARCH 31	2022	2021

Net earnings attributable to common shareholders – basic	877	642

Dividends declared per common share (in dollars)	0.92	0.875

Weighted average number of common shares outstanding (in millions)

Weighted average number of common shares outstanding – basic	910.1	904.5

Assumed exercise of stock options (1)	0.7	–

Weighted average number of common shares outstanding – diluted (in millions)	910.8	904.5

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was nil for the first quarter of 2022, compared to 15,031,826 for the first quarter of 2021.

46  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Note 9 | Debt

On February 11, 2022, Bell Canada issued, under its 2016 trust indenture, 3.65% Series US-7 Notes, with a principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars), which mature on August 15, 2052. The Series US-7 Notes have been hedged for foreign currency fluctuations through cross currency interest rate swaps. See Note 11, Financial assets and liabilities, for additional details.

The Series US-7 Notes are fully and unconditionally guaranteed by BCE.

On March 16, 2022, Bell Canada redeemed, prior to maturity, its 3.35% Series M-26 medium-term note (MTN) debentures, having an outstanding principal amount of $1 billion, which were due on March 22, 2023. As a result, in Q1 2022, we recognized early debt redemption charges of $18 million, which were recorded in Other income in the consolidated income statement.

Note 10 | Post-employment benefit plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE PERIOD ENDED MARCH 31	2022	2021

DB pension	(48)	(55)

DC pension	(38)	(36)

OPEBs	–	(1)

Less:

Capitalized benefit plans cost	17	18

Total post-employment benefit plans service cost	(69)	(74)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING INCOME (COST)

FOR THE PERIOD ENDED MARCH 31	2022	2021

DB pension	26	3

OPEBs	(8)	(8)

Total net return (interest) on post-employment benefit plans	18	(5)

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS

The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED (1)		UNFUNDED (2)		TOTAL

FOR THE PERIOD ENDED	MARCH 31, 2022	DECEMBER 31, 2021	MARCH 31, 2022	DECEMBER 31, 2021	MARCH 31, 2022	DECEMBER 31, 2021	MARCH 31, 2022	DECEMBER 31, 2021

Present value of post-employment benefit obligations	(20,592)	(23,872)	(1,606)	(1,840)	(251)	(289)	(22,449)	(26,001)

Fair value of plan assets	25,676	27,979	410	412	–	–	26,086	28,391

Plan surplus (deficit)	5,084	4,107	(1,196)	(1,428)	(251)	(289)	3,637	2,390

Effect of asset limit	(991)	(652)	–	–	–	–	(991)	(652)

Post-employment benefit asset (liability)	4,093	3,455	(1,196)	(1,428)	(251)	(289)	2,646	1,738

(1)

The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with the Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.

(2)	Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.

In Q1 2022, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in Other comprehensive income of $879 million due to a decrease in the present value of our post-employment benefit obligations of $3,440 million as a result of an increase in the discount rate to 4.3% at March 31, 2022, compared to 3.2% at December 31, 2021, partly offset by a decrease in the fair value of plan assets of $2,222 million as a result of a loss on plan assets of 7.0% and an increase in the effect of the asset limit of $339 million.

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Notes to consolidated financial statements

Note 11 | Financial assets and liabilities

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			MARCH 31, 2022		DECEMBER 31, 2021

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	62	63	66	67

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	23,552	23,897	23,729	26,354

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)	(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

March 31, 2022

Publicly-traded and privately-held investments (3)	Other non-current assets	186	26	–		160

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	348	–	348		–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	113	–	176		(63)

December 31, 2021

Publicly-traded and privately-held investments (3)	Other non-current assets	183	24	–		159

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	279	–	279		–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	122	–	185		(63)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Unrealized gains and losses are recorded in Other comprehensive income in the statements of comprehensive income and are reclassified from Accumulated other comprehensive income to Deficit in the statements of financial position when realized.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other income in the income statements.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and certain foreign currency debt.

In Q1 2022, we entered into cross currency interest rate swaps with a total notional amount of $750 million in U.S. dollars ($954 million in Canadian dollars) to hedge the U.S. currency exposure of our U.S. Notes maturing in 2052. See Note 9, Debt, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $3 million (loss of $41 million) recognized in net earnings at March 31, 2022 and a gain of $207 million (loss of $188 million) recognized in Other comprehensive income at March 31, 2022, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $6 million recognized in Other comprehensive income at March 31, 2022, with all other variables held constant.

48  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

The following table provides further details on our outstanding foreign currency forward contracts and options as at March 31, 2022.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow	USD	950	CAD	1,199	2022	Commercial paper

Cash flow	USD	429	CAD	545	2022	Anticipated purchases

Cash flow	PHP	1,743	CAD	45	2022	Anticipated purchases

Cash flow	PHP	2,147	CAD	51	2023	Anticipated purchases

Cash flow	USD	595	CAD	732	2023	Anticipated purchases

Cash flow	USD	240	CAD	299	2024	Anticipated purchases

Cash flow – call options	USD	157	CAD	203	2022	Anticipated purchases

Cash flow – put options	USD	157	CAD	200	2022	Anticipated purchases

Economic	USD	39	CAD	48	2022	Anticipated purchases

Economic – put options	USD	219	CAD	270	2022	Anticipated purchases

Economic – call options	USD	113	CAD	134	2022	Anticipated purchases

Economic – call options	CAD	142	USD	113	2022	Anticipated purchases

Economic – options (1)	USD	135	CAD	164	2022	Anticipated purchases

Economic – options (1)	USD	95	CAD	115	2023	Anticipated purchases

Economic – call options	USD	120	CAD	146	2024	Anticipated purchases

(1)	Foreign currency options with a leverage provision and a profit cap limitation.

INTEREST RATE EXPOSURES

In Q1 2022, we entered into cross currency basis rate swaps with a notional amount of $63 million to hedge economically the basis rate exposure on future debt issuances. The fair value of these cross currency basis rate swaps at March 31, 2022 was nil.

We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021, for the periods ending in 2026. The fair value of these leveraged interest rate options at March 31, 2022 and December 31, 2021 was a net liability of $1 million and $2 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A gain of $1 million for the three months ended March 31, 2022 relating to these leveraged interest rate options is recognized in Other income in the income statements.

A 1% increase (decrease) in interest rates would result in a loss of $17 million and a (gain of $19 million) recognized in net earnings at March 31, 2022, with all other variables held constant.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at March 31, 2022 and December 31, 2021 was a net asset of $112 million and $130 million, respectively, recognized in Other current assets, Trade payables and other liabilities and Other non-current assets in the statements of financial position. A gain of $75 million for the three months ended March 31, 2022, relating to these equity forward contracts is recognized in Other income in the income statements.

A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $38 million recognized in net earnings at March 31, 2022, with all other variables held constant.

Note 12 | Share capital

REDEMPTION OF SERIES AO PREFERRED SHARES

On March 31, 2022, BCE redeemed its 4,600,000 issued and outstanding Cumulative Redeemable First Preferred Shares, Series AO (Series AO Preferred Shares) with a stated capital of $118 million for a total cost of $115 million. The remaining $3 million was recorded to contributed surplus.

Note 13 | Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

FOR THE PERIOD ENDED MARCH 31	2022	2021

Employee savings plan	(8)	(8)

Restricted share units (RSUs) and performance share units (PSUs)	(25)	(20)

Other (1)	(1)	(2)

Total share-based payments	(34)	(30)

(1)	Includes deferred share units and stock options.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  49

Notes to consolidated financial statements

The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended March 31, 2022.

RSUs/PSUs

NUMBER OF RSUs/PSUs

Outstanding, January 1, 2022	3,085,667

Granted	990,707

Dividends credited	40,632

Settled	(1,020,345)

Forfeited	(25,704)

Outstanding, March 31, 2022	3,070,957

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2022	10,778,724	60

Exercised (1)	(2,795,351)	58

Forfeited or expired	(23,624)	65

Outstanding, March 31, 2022	7,959,749	61

Exercisable, March 31, 2022	4,696,829	58

(1)	The weighted average market share price for options exercised during the three months ended March 31, 2022 was $69.

Note 14 | Commitments

The following table is a summary of our contractual obligations at March 31, 2022 that are due in 2022 and in each of the next four years and thereafter.

	2022	2023	2024	2025	2026	THEREAFTER	TOTAL

Commitments for property, plant and equipment and intangible assets	1,102	1,301	734	491	354	1,035	5,017

Purchase obligations	424	455	342	297	373	392	2,283

Leases committed not yet commenced	7	3	6	–	–	–	16

Total	1,533	1,759	1,082	788	727	1,427	7,316

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include OOH advertising spaces, fibre use and real estate. These leases are non-cancellable.

Note 15 | COVID-19

During the first quarter of 2022, the unfavourable effects of the COVID-19 pandemic on our financial and operating performance continued to moderate due to our operational execution and easing of government restrictions during the quarter. However, due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible further resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business. Our business and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods, including, among others, as a result of global supply chain challenges adversely affecting our wireless and wireline product revenues.

50  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT